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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BOIS D’ARC ENERGY, INC.
(Name of Issuer)
COMMON STOCK, par value $0.01 per share
(Title of Class of Securities)
09738U 10 3
(CUSIP Number)
Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Stone Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK; WC (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,277,053*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

44,277,053*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,277,053*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.63%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*	Represents the aggregate number of shares of Bois d’Arc Energy, Inc. common stock held by certain stockholders of Bois d’Arc Energy, Inc. who entered into Stockholder Agreements dated April 30, 2008 with Stone Energy Corporation obligating such stockholders to vote such shares in favor of the proposed acquisition of Bois d’Arc Energy, Inc. by Stone Energy Corporation and related matters. Stone Energy Corporation expressly disclaims beneficial ownership of any of the shares of Bois d’Arc Energy, Inc. common stock subject to the Stockholder Agreements.

**	Based on 66,449,000 shares of Bois d’Arc Energy, Inc. common stock outstanding as of April 29, 2008, as represented by Bois d’Arc Energy, Inc. in the Merger Agreement discussed in Items 3, 4 and 6 below.

Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Bois d’Arc Energy, Inc., a Nevada corporation (“Bois d’Arc”). The principal executive offices of Bois d’Arc are located at 600 Travis St., Suite 5200, Houston, Texas 77002.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed by Stone Energy Corporation, a Delaware corporation (“Stone”).
     (b) The address of the principal office of Stone is 625 East Kaliste Saloom Rd., Lafayette, LA 70508.
     (c) Stone is an independent oil and natural gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and gas properties located primarily in the Gulf of Mexico.
     (d) During the past five years, neither Stone, nor to the knowledge of Stone, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, neither Stone, nor to the knowledge of Stone, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To the knowledge of Stone, each of the individuals identified on Schedule I attached hereto is a citizen of the United States.
     Set forth on Schedule I is the name and principal occupation or employment of each of the directors and executive officers of Stone as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
     Stone and Stone Energy Offshore, L.L.C., a Delaware limited liability company (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of April 30, 2008, a copy of which is filed herewith as Exhibit A (the “Merger Agreement”), with Bois d’Arc that provides for the acquisition of Bois d’Arc by Stone. At the Effective Time, Bois d’Arc shall merge with and into Merger Sub (the “Merger”), the separate existence of Bois d’Arc shall thereupon cease and Merger Sub shall be the surviving entity in the Merger as a wholly owned subsidiary of Stone. As an inducement for Stone and Merger Sub to enter into the Merger Agreement and in consideration thereof, certain stockholders of Bois d’Arc, as identified on Schedule II (collectively, the “Stockholders”), entered into separate Stockholder Agreements with Stone, dated April 30, 2008 (the “Stockholder Agreements”), which are filed herewith as Exhibits B, C and D and more fully described in Item 6. Stone did not pay any additional consideration to the Stockholders in exchange for the Stockholder Agreements.
     Based on the 66,449,000 Shares represented by Bois d’Arc in the Merger Agreement to be outstanding as of April 29, 2008, the total consideration payable to the holders of Shares in the Merger will be approximately 11.3 shares of common stock of Stone, par value $0.01 per share, and approximately $950 million in cash payable by Stone. Stone expects to finance the cash portion of the transaction utilizing existing cash on its balance sheet and borrowings from its proposed amended and restated $700 million credit facility.
     References to, and descriptions of, the Merger, the Merger Agreement and the Stockholder Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit A to this Schedule 13D and the Stockholder Agreements filed herewith as Exhibits B, C and D to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction.
     The Stockholder Agreements were an inducement to Stone to enter into the Merger Agreement, and were entered into by the parties thereto in order to facilitate the consummation of the Merger.
     Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, each Share will be converted into the right to receive 0.165 shares of Stone common stock and $13.65 in cash.
     If the Merger is consummated as planned, the Shares will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the Stockholder Agreements, Stone each may be deemed to be the beneficial owner of 44,277,053 Shares. This number of Shares represents approximately 66.63% of the issued and outstanding Shares based on the number of Shares outstanding as of April 29, 2008 (as represented by Bois d’Arc in the Merger Agreement). Stone disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by Stone as to the beneficial ownership of such Shares.
     To the knowledge of Stone, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.
     (b) Stone may be deemed to have shared voting power of the 44,277,053 Shares held by the Stockholders who entered into the Stockholder Agreements due to Stone’s right under the Stockholder Agreements to direct the voting of such Shares with respect to the matters specified therein (and to vote such shares in accordance with proxies contained therein). However, Stone does not control the voting of such Shares with respect to other matters or possess any other rights as a Bois d’Arc stockholder with respect to such Shares.
     Information required by items 2(a)-(c) with respect to each Stockholder who entered into Stockholder Agreements with Stone is set forth on Schedule II. To the knowledge of Stone, none of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     (c) Neither Stone, nor to the knowledge of Stone, any person or entity named on Schedule I annexed hereto, has effected any other transactions in the Shares during the past 60 days.
     (d) To the knowledge of Stone, no person other than the Stockholders identified on Schedule II has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, such Shares subject to the Stockholder Agreements.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to the Stockholder Agreements, each of the Stockholders (i) has granted Stone an irrevocable proxy to vote its Shares (a) in favor of the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby and (b) against any transaction, agreement, matter other Acquisition Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement; and (ii) has agreed not to sell, transfer, pledge, assign or otherwise dispose of any of its Shares or enter into any agreement or grant any proxy with respect thereto, provided that such Stockholder may transfer its shares if the transferee agrees in writing to be bound by the terms of the Stockholder Agreements.
     The Stockholder Agreements generally will terminate upon the earlier of (i) the consummation of the Merger and (ii) the date on which the Merger Agreement is validly terminated in accordance with its terms.
     Pursuant to the Merger Agreement, among other things, Bois d’Arc agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals, (ii) the approval, adoption and recommendation of the Merger (subject to certain exceptions specified in the Merger Agreement), and (iii) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit A hereto.
     Except as otherwise described herein, to the knowledge of Stone, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of Bois d’Arc.
Item 7. Material to Be Filed as Exhibits.
     A. Agreement and Plan of Merger, dated as of April 30, 2008, by and among Stone Energy Corporation, Stone Energy Offshore, L.L.C. and Bois d’Arc Energy, Inc. (filed as Exhibit 2.1 to Stone Energy Corporation’s Current Report on Form 8-K dated April 30, 2008)
     B. Stockholder Agreement, by and among Stone Energy Corporation and Comstock Resources, Inc dated as of April 30, 2008 (filed as Exhibit 2.2 to Stone Energy Corporation’s Current Report on Form 8-K dated April 30, 2008)
     C. Stockholder Agreement, by and among Stone Energy Corporation and Wayne and Gayle Laufer, dated as of April 30, 2008 (filed as Exhibit 2.3 to Stone Energy Corporation’s Current Report on Form 8-K dated April 30, 2008)
     D. Stockholder Agreement, by and among Stone Energy Corporation and Gary Blackie dated as of April 30, 2008 (filed as Exhibit 2.4 to Stone Energy Corporation’s Current Report on Form 8-K dated April 30, 2008)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated May 8, 2008

STONE ENERGY CORPORATION
By:	/s/ Kenneth H. Beer
	Name:	Kenneth H. Beer
	Title:	Senior Vice President and Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule I
Directors and Executive Officers of
Stone Energy Corporation
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Stone Energy Corporation are set forth below. The business address of each director and executive officer is c/o Stone Energy Corporation 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508.

Directors	Title/Occupation

David R. Voelker	Owner, Frantzen, Voelker and Conway Investments, LLC, a personal holding investment company

Kay G. Priestly	Vice President, Finance and Chief Financial Officer, Kennecott Utah Copper (a member of the Rio Tinto Group — Rio Tinto plc and Rio Tinto Limited), which is a world leader in mining, smelting and refining

Donald E. Powell	Former Federal Coordinator of Gulf Coast Rebuilding, former Chairman of the Federal Deposit Insurance Corporation, former President and CEO of the First National Bank of Amarillo

George R. Christmas	Retired Lieutenant General, U.S. Marine Corps; President, Marine Corps Heritage Foundation, a private, non-profit organization, which preserves and promotes the history and tradition of the United States Marine Corps

B.J. Duplantis	Senior Partner of the law firm of Gordon, Arata, McCollam, Duplantis & Eagan

John P. Laborde	Retired Chairman Emeritus, Tidewater Inc., which has the world’s largest workboat fleet; Chairman and Director, VT Halter Marine, Inc., which is a shipbuilder; Chairman, Laborde Marine Lifts, Inc., Laborde Products, Inc., Lab-More Properties, LLC, Lab-Rex LLC, and LIS Energy Services, Inc., which are privately held energy service companies

Richard A. Pattarozzi Chairman of the Board	Former Vice President of Shell Oil Company, an oil and gas company; Director, Tidewater Inc., Global Industries, Ltd., Superior Energy Services Inc. and FMC Technologies Inc

Robert A. Berhanrd	Consultant, MB Investment Partners, an investment advisory firm; Non-voting member of McFarland, Dewey and Co. LLC, an investment banking firm

David H. Welch	President and Chief Executive Officer of Stone; Director, IberiaBank Corporation

Executive Officers	Title

David H. Welch	President and Chief Executive Officer and Director

Kenneth H. Beer	Senior Vice President and Chief Financial Officer

Andrew L. Gates, III	Senior Vice President, General Counsel and Secretary

E. J. Louviere	Senior Vice President — Land

J. Kent Pierret	Senior Vice President, Chief Accounting Officer and Treasurer

Richard L. Smith	Vice President — Exploration and Business Development

Jerome F. Wenzel, Jr	Senior Vice President — Operations/Exploitation

Florence M. Ziegler	Vice President — Human Resources and Administration

Schedule II
Parties to Stockholder Agreements with
Stone Energy Corporation
     The following table sets forth the name and principal occupation or employment of each Stockholder that has entered into the Stockholder Agreements with Stone in connection with the Merger Agreement, and the aggregate number of shares of Bois d’Arc common stock held by each such Stockholder as of April 30, 2008.

Shares
Held as of
Name	April 30, 2008

Comstock Resources, Inc.	32,224,661
5300 Town and Country Blvd.
Suite 500
Frisco, TX 75034

Wayne and Gayle Laufer (held individually and jointly)	6,968,722
4989 Joewood
Santabel, FL 33957

Gary Blackie	5,083,670
600 Travis St., Suite 6275
Houston, TX 77002